SECURITIES AND EXCHANGE COMMISSION

                                 Washington D.C. 20549

                                       FORM 11-K

                 FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
                   AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                            SECURITIES EXCHANGE ACT OF 1934

(Mark One)

   [ x ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

 For the fiscal year ended November 30, 1997

                                       OR

   [   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

 For the transition period from ___ to ___

 Commission File No. 1 - 6033

    A.  United Air Lines, Inc.
        Flight Attendant Employees' 401(k) Retirement Savings Plan (Full title of the Plan)

        United Air Lines, Inc.
       (Employer sponsoring the Plan)


    B.  UAL Corporation
       (Issuer of the shares held pursuant to the Plan)

        1200 Algonquin Road, Elk Grove Township, Illinois
        Mailing Address: P.O. Box 66100, Chicago, Illinois  60666
       (Address of principal executive offices)








                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



       To the Board of Directors
       of United Air Lines, Inc.:

       We have audited the accompanying statement of net assets available for plan benefits of the United Air Lines, Inc. Flight Attendant Employees' 401(k) Retirement Savings Plan as of November 30, 1997 and 1996, and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

       We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
       An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the United Air Lines, Inc. Flight Attendant Employees' 401(k) Retirement Savings Plan as of November 30, 1997 and 1996, and the changes in its net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.


                                          /s/  ARTHUR ANDERSEN LLP

                                          ARTHUR ANDERSEN LLP

       Chicago, Illinois
       May 22, 1998







Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the United Air Lines, Inc. Pension and Welfare Plans Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.






                                           United Air Lines, Inc.
                                         Flight Attendant Employees'
                                       401(k) Retirement Savings Plan





Dated May 27, 1998                     By  /s/  Douglas A. Hacker

                                           Douglas A. Hacker
                                           Member, United Air Lines,
                                           Inc. Pension and Welfare Plans
                                           Administration Committee



                             UNITED AIR LINES, INC.
            FLIGHT ATTENDANT EMPLOYEES' 401(K) RETIREMENT SAVINGS PLAN
               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                 (In Thousands)

                                                   November 30
                                              1997              1996
INVESTMENT IN MASTER TRUST
  Magellan Fund                             $ 37,784         $ 24,337

  Equity-Income Fund                          28,838           13,650

  Growth Company Fund                        122,535           99,574

  Government Securities Fund                     998            1,059

  OTC Portfolio                               24,554           15,236

  Overseas Fund                               44,059           36,521

  Balanced Fund                               40,910           31,972

  Asset Manager                                5,254            3,606

  Asset Manager: Growth                       11,059            6,362

  Asset Manager: Income                        1,340              383

  Retirement Money Market Portfolio            5,268            3,656

  U. S. Bond Index Portfolio                   1,591              742

  U. S. Equity Index Portfolio               123,790           89,866

  Stated Return Fund                         132,868          138,477

  Blended Income Fund                         40,804           36,888

  UAL Stock Fund                              29,338           14,356


NET ASSETS AVAILABLE FOR PLAN
   BENEFITS                                 $650,990         $516,685



        The accompanying notes to financial statements are an integral part of these statements.



                             UNITED AIR LINES, INC.
          FLIGHT ATTENDANT EMPLOYEES' 401(K) RETIREMENT SAVINGS PLAN
                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
                                  PLAN BENEFITS
                                 (In Thousands)

                                       Year ended November 30
                                                 1997

                                        EQUITY-      GROWTH      GOVERNMENT
                          MAGELLAN      INCOME       COMPANY     SECURITIES
                            FUND         FUND         FUND          FUND


NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   beginning of year       $ 24,337     $ 13,650     $ 99,574     $  1,059

CONTRIBUTIONS                 5,001        3,328       13,779          109

TRANSFERS
   BETWEEN FUNDS              2,949        7,493      (4,395)        (211)

TRANSFERS
   BETWEEN PLANS                (5)          (7)         (32)          -

RESULTS OF INVESTMENT
   ACTIVITY
     Dividends                  848          992        3,974           42
     Interest                   -            -            -            -
     Net appreciation
       (depreciation)
        in value of
        investments           4,967        3,709       10,945            4
                              5,815        7,493       14,919           46

PAYMENTS TO PLAN
   PARTICIPANTS               (311)        (323)      (1,304)          (5)

ADMINISTRATIVE
   EXPENSES                     (2)          (4)          (6)          -


NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   end of year             $ 37,784     $ 28,838     $122,535     $    998



       The accompanying notes to financial statements are an integral part of these statements.



                             UNITED AIR LINES, INC.
           FLIGHT ATTENDANT EMPLOYEES' 401(K) RETIREMENT SAVINGS PLAN
                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
                                  PLAN BENEFITS
                                 (In Thousands)

                                      Year ended November 30
                                                1997

                             OTC        OVERSEAS     BALANCED       ASSET
                          PORTFOLIO       FUND         FUND        MANAGER


NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   beginning of year       $ 15,236      $ 36,521     $ 31,972     $  3,606

CONTRIBUTIONS                 3,348         5,889        4,394          752

TRANSFERS
   BETWEEN FUNDS              4,214       (2,007)      (1,289)          196

TRANSFERS
   BETWEEN PLANS                (1)           (7)          (6)          (7)

RESULTS OF INVESTMENT
   ACTIVITY
     Dividends                1,386         2,234        3,257          306
     Interest                   -             -            -            -
     Net appreciation
       (depreciation)
        in value of
        investments             522         1,770        3,223          426
                              1,908         4,004        6,480          732

PAYMENTS TO PLAN
   PARTICIPANTS               (151)         (340)        (637)         (25)

ADMINISTRATIVE
   EXPENSES                     -             (1)          (4)          -


NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   end of year             $ 24,554      $ 44,059     $ 40,910     $  5,254



       The accompanying notes to financial statements are an integral part of these statements.



                             UNITED AIR LINES, INC.
           FLIGHT ATTENDANT EMPLOYEES' 401(K) RETIREMENT SAVINGS PLAN
                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
                                  PLAN BENEFITS
                                 (In Thousands)

                                          Year ended November 30
                                                    1997

                                               RETIREMENT       U.S.         U.S.
                         ASSET       ASSET        MONEY         BOND        EQUITY
                        MANAGER:    MANAGER:     MARKET        INDEX         INDEX
                         GROWTH      INCOME     PORTFOLIO    PORTFOLIO     PORTFOLIO


NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   beginning of year    $  6,362    $    383     $  3,656      $    742      $ 89,866

CONTRIBUTIONS              1,768         137          634           182         5,413

TRANSFERS
   BETWEEN FUNDS           1,472         768          853           577         2,825

TRANSFERS
   BETWEEN PLANS             -           -            -             -            (20)

RESULTS OF INVESTMENT
   ACTIVITY
     Dividends               545          33          263            78           -
     Interest                -           -            -             -             -
     Net appreciation
       (depreciation)
        in value of
        investments        1,108          26          -              17        26,688
                           1,653          59          263            95        26,688

PAYMENTS TO PLAN
   PARTICIPANTS            (195)         (7)        (137)           (5)         (979)

ADMINISTRATIVE
   EXPENSES                  (1)         -            (1)           -             (3)


NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   end of year          $ 11,059    $  1,340     $  5,268      $  1,591      $123,790



       The accompanying notes to financial statements are an integral part of these statements.



                             UNITED AIR LINES, INC.
           FLIGHT ATTENDANT EMPLOYEES' 401(K) RETIREMENT SAVINGS PLAN
                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
                                  PLAN BENEFITS
                                 (In Thousands)

                                       Year ended November 30
                                                1997

                           STATED       BLENDED        UAL
                           RETURN       INCOME        STOCK
                            FUND         FUND          FUND        TOTAL


NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   beginning of year       $138,477     $ 36,888      $ 14,356     $516,685

CONTRIBUTIONS                   -          7,378         2,947       55,059

TRANSFERS
   BETWEEN FUNDS           (13,263)      (5,360)         5,178          -

TRANSFERS
   BETWEEN PLANS               (21)          108           (1)            1

RESULTS OF INVESTMENT
   ACTIVITY
     Dividends                  -            -             -         13,958
     Interest                 9,648        2,550           -         12,198
     Net appreciation
       (depreciation)
        in value of
        investments             -            -           7,060       60,465
                              9,648        2,550         7,060       86,621

PAYMENTS TO PLAN
   PARTICIPANTS             (1,965)        (727)         (185)      (7,296)

ADMINISTRATIVE
   EXPENSES                     (8)         (33)          (17)         (80)


NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   end of year             $132,868     $ 40,804      $ 29,338     $650,990



     The accompanying notes to financial statements are an integral part of these statements.



                             UNITED AIR LINES, INC.
           FLIGHT ATTENDANT EMPLOYEES' 401(K) RETIREMENT SAVINGS PLAN
                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
                                  PLAN BENEFITS
                                 (In Thousands)

                                      Year ended November 30
                                               1996

                                       EQUITY-      GROWTH     GOVERNMENT
                          MAGELLAN     INCOME       COMPANY    SECURITIES
                            FUND        FUND         FUND         FUND


NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   beginning of year       $ 17,091     $  4,631    $ 68,308     $    261

CONTRIBUTIONS                 5,576        1,893      13,270          106

TRANSFERS
   BETWEEN FUNDS              (576)        5,355       4,758          664

TRANSFERS
   BETWEEN PLANS                  1          -          (21)          -

RESULTS OF INVESTMENT
   ACTIVITY
     Dividends                4,364          422       3,512           27
     Interest                   -            -           -            -
     Net appreciation
       (depreciation)
        in value of
        investments         (1,604)        1,653      11,748            6
                              2,760        2,075      15,260           33

PAYMENTS TO PLAN
   PARTICIPANTS               (513)        (300)     (1,991)          (5)

ADMINISTRATIVE
   EXPENSES                     (2)          (4)        (10)          -


NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   end of year             $ 24,337     $ 13,650    $ 99,574     $  1,059



        The accompanying notes to financial statements are an integral part of these statements.



                             UNITED AIR LINES, INC.
           FLIGHT ATTENDANT EMPLOYEES' 401(K) RETIREMENT SAVINGS PLAN
                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
                                  PLAN BENEFITS
                                 (In Thousands)

                                       Year ended November 30
                                                1996

                             OTC        OVERSEAS     BALANCED       ASSET
                          PORTFOLIO       FUND         FUND        MANAGER


NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   beginning of year       $  6,051      $ 26,565     $ 27,962     $  2,157

CONTRIBUTIONS                 2,165         5,782        5,133          717

TRANSFERS
   BETWEEN FUNDS              4,877           394      (3,663)          311

TRANSFERS
   BETWEEN PLANS                -             -            (1)          -

RESULTS OF INVESTMENT
   ACTIVITY
     Dividends                1,249           637        1,290           96
     Interest                   (1)             1            1          -
     Net appreciation
       (depreciation)
        in value of
        investments           1,120         4,017        2,170          382
                              2,368         4,655        3,461          478

PAYMENTS TO PLAN
   PARTICIPANTS               (225)         (874)        (911)         (56)

ADMINISTRATIVE
   EXPENSES                     -             (1)          (9)          (1)


NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   end of year             $ 15,236      $ 36,521     $ 31,972     $  3,606



     The accompanying notes to financial statements are an integral part of these statements.



                             UNITED AIR LINES, INC.
           FLIGHT ATTENDANT EMPLOYEES' 401(K) RETIREMENT SAVINGS PLAN
                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
                                  PLAN BENEFITS
                                 (In Thousands)

                                           Year ended November 30
                                                     1996

                                                RETIREMENT      U.S.          U.S.
                         ASSET       ASSET        MONEY         BOND         EQUITY
                        MANAGER:   MANAGER:       MARKET        INDEX        INDEX
                         GROWTH     INCOME      PORTFOLIO     PORTFOLIO    PORTFOLIO


NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   beginning of year    $  3,407    $    331     $  1,120      $    352      $ 66,960

CONTRIBUTIONS              1,290         109          420           144         4,065

TRANSFERS
   BETWEEN FUNDS             720        (59)        2,067           235           775

TRANSFERS
   BETWEEN PLANS             -           -            -             -             (1)

RESULTS OF INVESTMENT
   ACTIVITY
     Dividends                53          19          111            40           -
     Interest                -           -            -             -               1
     Net appreciation
       (depreciation)
        in value of
        investments          980          16          -               3        19,287
                           1,033          35          111            43        19,288

PAYMENTS TO PLAN
   PARTICIPANTS             (86)        (33)         (61)          (32)       (1,217)

ADMINISTRATIVE
   EXPENSES                  (2)         -            (1)           -             (4)


NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   end of year          $  6,362    $    383     $  3,656      $    742      $ 89,866



       The accompanying notes to financial statements are an integral part of these statements.



                             UNITED AIR LINES, INC.
           FLIGHT ATTENDANT EMPLOYEES' 401(K) RETIREMENT SAVINGS PLAN
                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
                                  PLAN BENEFITS
                                 (In Thousands)

                                       Year ended November 30
                                                1996

                           STATED       BLENDED        UAL
                           RETURN       INCOME        STOCK
                            FUND         FUND          FUND        TOTAL


NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   beginning of year       $145,925     $ 33,301      $  5,614     $410,036

CONTRIBUTIONS                   (4)        8,417         2,001       51,084

TRANSFERS
   BETWEEN FUNDS           (15,289)      (5,948)         5,379          -

TRANSFERS
   BETWEEN PLANS               (18)           71          (30)            1

RESULTS OF INVESTMENT
   ACTIVITY
     Dividends                  -            -             -         11,820
     Interest                 9,520        2,222             1       11,745
     Net appreciation
       (depreciation)
        in value of
        investments             -            -           1,643       41,421
                              9,520        2,222         1,644       64,986

PAYMENTS TO PLAN
   PARTICIPANTS             (1,642)      (1,096)         (251)      (9,293)

ADMINISTRATIVE
   EXPENSES                    (15)         (79)           (1)        (129)


NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   end of year             $138,477     $ 36,888      $ 14,356     $516,685



       The accompanying notes to financial statements are an integral part of these statements.




                             UNITED AIR LINES, INC.
                  FLIGHT ATTENDANT EMPLOYEES' 401(K) RETIREMENT
                                  SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS



1.   DESCRIPTION OF THE PLAN

     This description is for general information purposes only.
     Participants should refer to their summary plan description for detailed benefit information.

     a. General and Plan Participants

        The United Air Lines, Inc. Flight Attendant Employees' 401 (k) Retirement Savings Plan ("Plan") covers all employees of United classified as flight attendants and who are members of the Association of Flight Attendants. Eligible employees are eligible to become participants on their date of hire. The Plan is contributory and is subject to the Employee Retirement Income Security Act of 1974, as amended.

     b. Contributions and Vesting

        Eligible employees may elect to contribute to the Plan, in multiples of 1%, any percentage of their covered earnings, up to 25% of each paycheck, subject to a maximum of $9,500 in 1997 and $10,000 in 1998. Lower limits may apply to certain highly compensated participants if the Plan does not pass certain nondiscrimination tests required by law. Contributions and earnings are credited to separate accounts maintained for each participant. Participants are immediately vested in their salary deferral contributions.

        Participants may elect to invest in one or a combination of the investment funds described in note (1)(d). Additionally, they may subsequently change their contribution rate, redesignate the allocation of contributions or transfer existing balances among investment funds, subject to the limits set forth in the Plan.

        Contributions include $185,400 and $326,534 for 1997 and 1996, respectively, which were transferred from other qualified plans as rollovers under Internal Revenue Code Sections 401(a) and 401(k).

     c. Trustee and Recordkeeper

        Fidelity Management Trust Company ("Fidelity") is the Plan Trustee and Fidelity Institutional Retirement Services Company is the recordkeeper of the Plan.

     d. Master Trust Funds

        Fidelity provides each participant with fifteen investment options: Fidelity Magellan Fund; Fidelity Equity-Income Fund; Fidelity Growth Company Fund; Fidelity Government Securities Fund; Fidelity OTC Portfolio; Fidelity Overseas Fund; Fidelity Balanced Fund; Fidelity Asset Manager; Fidelity Asset Manager: Growth; Fidelity Asset Manager: Income; Fidelity Retirement Money Market Portfolio; Fidelity U.S. Bond Index Portfolio; Fidelity U.S. Equity Index Portfolio; Blended Income Fund and the UAL Stock Fund. These funds are managed by Fidelity or Fidelity Investments (manager of Fidelity Mutual Funds). The investments represent the Plan's allocable share of the funds.


        The Stated Return Fund is invested in Connecticut General's general portfolio. The investment in and interest earned on the Stated Return Fund are guaranteed against loss by Connecticut General. Interest is credited monthly to the participant's account and is net of administrative expenses. The rate of interest for any period of time is determined by Connecticut General and may be changed from time to time. Any such change will be declared in advance and will become effective as of the first day of the month immediately following the date the notice is given. The net rate for 1997 was 7.40%. However, no further contributions can be made to this fund.

        The Fidelity U.S. Equity Index Portfolio primarily invests in the common stocks of the companies that make up the S&P 500 Index. Assets are valued at market prices quoted on the New York Stock Exchange ("NYSE").

        Assets in the UAL Stock Fund are invested in UAL Corporation common stock and are valued at market prices quoted on the NYSE. Participants may invest in the UAL Stock Fund through direct salary deferrals.

        The Blended Income Fund includes investment contracts purchased by Fidelity from approved institutions that meet its stringent credit standards at the time of purchase. The fund may also include other high quality, income-oriented investments. The contracts held by the Blended Income Fund are fully benefit responsive, and accordingly, have been included in the financial statements at contract value. There are no reserves against contract value for credit risk of the contract issuers or otherwise. The fair values of the investment contracts at November 30, 1997 and 1996 were $40,718 and $37,353 (in thousands), respectively. The average yield for the years ending November
        30, 1997 and 1996 was approximately 6.6%. The crediting interest rates as of November 30, 1997 and 1996 were approximately 6.5% and 6.3%, respectively.

        The remaining investment options are public mutual funds traded on the NYSE. Portfolio securities and other assets are valued primarily on the basis of market quotations or, if quotations are not readily available, by a method which each fund's Board of Trustees believes accurately reflects fair value. Foreign securities are valued based on quotations from the primary market in which they are traded and are translated from the local currency into U.S. dollars using current exchange rates.

        The Fidelity Magellan Fund invests primarily in securities of domestic, foreign, and multinational issuers in the form of common stocks, securities convertible into common stocks, and, occasionally, debt securities.

        The Fidelity Equity-Income Fund invests primarily in income-producing equity securities, both domestic and foreign. It seeks to achieve income greater than that of the S&P 500.

        The Fidelity Growth Company Fund invests in common stocks, securities convertible into common stocks, and, occasionally, debt obligations from companies viewed as having unusual opportunities to grow.

        The Fidelity Government Securities Fund invests primarily in fully guaranteed U.S. government bonds with any maturity. The average maturity is approximately two to five years.

        The Fidelity OTC Portfolio primarily invests in stocks traded in the "over-the-counter" market, which involves the investment in securities of smaller, lesser-known companies.

        The Fidelity Overseas Fund normally invests at least 65% of its total assets in common stock, securities convertible to common stock and debt instruments of foreign businesses and governments. Fidelity Investments expects to invest most of the assets in developed countries in these general geographic areas; the Americas (other than the United States), the Far East and Pacific Basin, and Western Europe.

        The Fidelity Balanced Fund maintains a balance of high-yielding securities, including foreign and domestic stocks and bonds.
        At least 25% of the assets are invested in fixed-income senior securities. All bonds in the Fund's portfolio are rated BBB or better by Standard & Poor's Corporation, or Baa or better by Moody's Investors Service, Inc.

        The Fidelity Asset Manager invests in stocks, bonds and short-term instruments in both domestic and foreign markets to achieve high total returns in the long run. The allocation between these three types of investments is generally 40%, 40%, and 20%, respectively, however it may vary between the following ranges: stocks -
        10% to 60%; bonds - 20% to 60%; and short-term instruments -
        0% to 70%.

        The Fidelity Asset Manager: Growth: invests in stocks, bonds and short-term instruments in both domestic and foreign markets to achieve long term maximum total investment return. The allocation between these three types of investments is generally 65%, 30%, and 5%, respectively, however it may vary between the following ranges: stocks - 0% to 100%; bonds - 0% to 100%; and short-term instruments - 0% to 100%.

        The Fidelity Asset Manager: Income: invests in stocks, bonds and short-term instruments in both domestic and foreign markets to achieve a high level of current income, and capital appreciation. The allocation between these three types of investments is generally 20%, 30%, and 50%, respectively, however it may vary between the following ranges: stocks - 0% to 35%; bonds - 20% to 45%; and short-term instruments - 20% to 80%.

        The Fidelity Money Market Trust: Retirement Money Market
        Portfolio: invests in high quality, low risk domestic and foreign money market instruments, primarily short-term instruments with maturities of three months or less.

        The Fidelity U.S. Bond Index Portfolio primarily invests in securities included in the Lehman Brothers Aggregate Bond Index in order to achieve comparable investment results.

        Fidelity is authorized to engage in the lending of certain Plan assets. Securities lending is an investment management enhancement that utilizes the existing securities of the Funds to earn additional income. It involves the loan of securities to various approved brokers. In return for loaned securities, Fidelity receives collateral in the form of cash and U.S. government securities as a safeguard against possible default of any borrower on return of the loan. Each loan is collateralized to the extent of 100 percent of the market value of securities on loan. The collateral is marked-to-market on a daily basis to maintain the margin requirement.

        On July 12, 1994, UAL Corporation underwent a recapitalization under Section 368(a)(1)(E) of the Internal Revenue Code of 1986, pursuant to which the shareholders engaged in a recapitalization exchange with UAL Corporation. Each share of Old Common Stock was exchanged for a package consisting of one half of a share of New Common Stock and $84.81 in cash. The cash consideration received by the Trustee on behalf of Plan participants was used to purchase additional shares of New Common Stock or, at the direction of Plan participants, was transferred to other investment funds. Pursuant to the terms of the recapitalization, participants' direct salary deferrals and fund transfers into the UAL Stock Fund were temporarily suspended from July 12, 1994 to August 4, 1994. On
        May 20, 1996 (with a May 6, 1996 record date), UAL Common Stock underwent a 4 for 1 stock split. Shares held in the UAL Stock Fund were adjusted accordingly.


     e. Withdrawals

        Withdrawals from the Plan may be made as follows, as applicable to the participant's eligibility, amount requested, and existing balances:

           Participants who have separated from service (for reasons other than death) may elect payment in the form of a lump sum, periodic distributions, irregular partial distributions, or through the purchase of an annuity. Distributions may also be directly rolled over into an IRA or qualified plan.

           Withdrawals of balances attributable to the United Air Lines, Inc. Flight Attendant Employees' Savings Plan or "the Prior Plan" are normally made in the form of a single life annuity, if the participant is unmarried, or a 50% contingent annuity with the spouse as the contingent annuitant, if the participant is married. Spousal consent is required if the participant elects to take a distribution in the form of a lump sum payment, periodic distributions, or other forms of annuities.
           Withdrawals of balances from the 401(k) account may be made in the form of a lump sum, periodic distributions, irregular partial distributions, or through the purchase of an annuity other than a life annuity. Spousal consent is not required for distribution of 401(k) balances. Participants who have terminated employment are able to defer the distribution of balances attributable to "the Prior Plan" and the 401(k) account until April 1 of the next calendar year after reaching age 70-1/2.

           Distributions of accounts due to the death of a participant may be taken by the participant's beneficiary in the form of a lump sum payment or through the purchase of an annuity, subject to the limitations of Internal Revenue Code 401(a)(9). The participant's surviving spouse, if any, is automatically the beneficiary of the account, unless the spouse waives this right.

           In-service withdrawals for participants who are actively employed or are absent due to reasons of illness, layoff, or approved leave of absence who maintain an employer-employee relationship with United Air Lines, Inc. are permitted as follows in lump sum form only:
            - Discretionary withdrawals of post-tax contributions and earnings
            - Hardship withdrawals from 401(k) account, subject to restrictions described in the Plan
            - After reaching age 59-1/2, subject to certain requirements specified in the Plan, all or a portion of the participant's 401(k) account may be withdrawn
            - Upon reaching age 70-1/2, minimum distributions required under Internal Revenue Code 401(a)(9) must be taken no later than April 1 following the calendar year that the participant has reached age 70-1/2. Effective January 1, 1997, active participants that have reached age 70-1/2 may choose to defer distribution.

           If a participant's account has never exceeded $3,500, total distribution of the account will be made in a lump sum payment upon termination of employment or death.

           Generally, withdrawals are allocated pro-rata to the balances of each of the investment funds in the participant's account. Alternatively, the participant may specify which fund(s) that distribution is made from. Distributions from UAL Stock Fund, may be made in cash, or in whole shares of UAL Corporation common stock, with fractional shares distributed in cash. Certain restrictions on withdrawals may apply for participants domiciled in, or residents of, non-U.S. locations.

     f. Plan Termination Provisions

        If the Plan is terminated, all amounts credited to a participant's account at the time of termination shall be retained in the Trust and will be distributed in accordance with the normal distribution rules of the Plan.


2.   SIGNIFICANT ACCOUNTING POLICIES

     a. Basis of Accounting

        The financial statements are presented on the accrual basis.

     b. Investments

        Assets of United's 401(k) Plans Master
        Trust are owned by all participating United plans consisting of the Management &
        Salaried Employees' 401(k) Retirement
        Savings Plan, Ground Employees' 401(k)
        Retirement Savings Plan, and the Flight
        Attendant Employees' 401(k) Retirement
        Savings Plan.


     c. Net Appreciation (Depreciation) in Value of Investments

        Net appreciation (depreciation) in value of investments includes realized and unrealized gains and losses. Realized and unrealized gains and losses are calculated as the difference between fair value at December 1, or date of purchase if subsequent to December 1, and fair value at date of sale or the current year-end. The unrealized gain or loss on investments represents the Plan's allocable share of the difference between fair value at December 1, or date of purchase, and the fair value at the date of sale or the current year-end plus, where applicable, the change in the exchange rate between the U.S. dollar and the foreign currency in which the assets are denominated from December 1, or the date of purchase, to the date of sale or the current year-end.

     d. Plan Expenses

        Administrative expenses represent administrative and investment manager fees charged by Fidelity, accountant fees, recordkeeping fees charged by Fidelity Institutional Retirement Services Co. and some administrative fees charged by United. Brokerage and other investment fees are included in the cost of the related security. United performs certain reporting and supervisory functions for the Plan without charge.

     e. Transfers between Plans

        Transfers between plans reflects the change in employee coverage and transfer of any related balances between this Plan and other defined contribution plans sponsored by United, including the United Air Lines, Inc. Ground Employees' 401(k) Retirement Savings Plan and the United Air Lines, Inc. Management and Salaried Employees' 401(k) Retirement Savings Plan.


3.   TAX STATUS

     The Plan obtained its latest determination letter on August 23, 1996. The Internal Revenue Service confirmed that the Plan, as written, was in compliance with the requirements of the Internal Revenue Code and that the trust was tax exempt.


4.   SUBSEQUENT EVENT

     Effective April 1, 1998, flight attendant employees may obtain a loan against their 401(k) account. Participants may borrow up to fifty percent of their account balance, not to exceed $50,000. The minimum that may be borrowed is $1,000. Loans are charged against each investment fund in the ratio of the value of the employee's interest in each fund to the total value of the employee's interest in all funds and are held in the Loan Fund. The loan is repaid through payroll deductions on an after-tax basis for the term of the loan, which is a minimum of six months to a maximum of sixty months and is subject to a reasonable rate of interest (9.5% as of March 31, 1998). The amount paid is reinvested in the participant's account based on the investment allocations at the time of repayment. Prepayment of the full balance of the loan is allowed after six months from the date of the loan without penalty. Participants are able to take out another loan after twelve months from the date the old loan is retired. Upon the employee's termination of employment, a loan not paid in full within 60 days becomes a taxable distribution. Loans in default may be declared due and payable in full immediately, and the Plan administrator may charge the participant's account balances at any time thereafter for the amount of the default. An administrative fee of $90 is charged to each participant taking a loan and is automatically deducted from the participant's account.